07000783

RECEIVED JAN 3 0 2007 185 WASH. D.C. PROCESSING SECTION

SECU... ...SSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VBC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

348 CLIFTON AVENUE
(No. and Street)

CLIFTON (City) NJ (State) 07011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
VINCENT S. COMPERATORE 973-365-1900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT G. PETERS
(Name – *if individual, state last, first, middle name*)

790 BLOOMFIELD AVENUE (Address) CLIFTON (City) NJ (State) 07012 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 3 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, VINCENT S. COMPERATORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VBC SECURITIES, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

Notary Public

Notary Public My Commission Expires 02/22/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert G. Peters, CPA

V.B.C. SECURITIES, LLC

Financial Statement

As at December 31, 2006

File No. 8-44141

Robert G. Peters, CPA File No. 8-44141

Table of Contents

Robert G. Peters
790 Bloomfield Avenue
Clifton, NJ 07012

V.B.C. Securities, LLC
348 Clifton Avenue
P.O. Box 166
Clifton, NJ 07011

Gentlemen:

I have audited the accompanying balance sheet of V.B.C. Securities, LLC, as of December 31, 2006, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of V.B.C. Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Robert G. Peters, CPA

Clifton, New Jersey
January 24, 2007

Robert G. Peters, CPA File No. 8-44141

V.B.C. Securities, LLC
Balance Sheet
As At December 31, 2006

ASSETS

Current Assets:

Cash in bank and clearing agent	$ 13,069	
Market value of securities owned	0	
Fixed assets net of depreciation	9,160	
Commission receivable	41,296	
Good faith deposit	50,977	
Other clearing accounts	261	
Total Current Assets		114,763

LIABILITIES AND CAPITAL

Current Liabilities:

Accounts payable	4,170	
Total Current Liabilities		$ 4,170
Capital		110,593
Total Liabilities and Capital		$ 114,763

Robert G. Peters, CPA File No. 8-44141

V.B.C. Securities, LLC
Statement of Income
For the Period January 1, 2006 through December 31, 2006

Revenues:		
Income-Commissions		$542,889
Income-Non-commission		24,478
		$567,367
Expenses:		
Postage and mailings	$ 2,991	
Rent	27,653	
Periodicals	1,009	
Transfer costs	2,617	
Management Fees	120,000	
Depreciation	9,382	
Equipment Rental	19,856	
Adv & bus promotion	8,655	
Insurance	1,349	
Telephone	2,865	
NJ Annual Report	50	
Data Processing	155	
Membership fees and dues	3,995	
Salesmen's commissions	231,013	
Transportation	2,280	
Continuing education	65	
Interest Expense	8,000	
Stationary and supplies	5,376	
Back office expense	44,600	
Professional	600	
Retirement, Pension	60,000	
Repairs and maintenance	1,706	
Utilities	3,700	
Total Expenses		557,917
Net Income (loss)		$ 9,450
		========

V.B.C. Securities, LLC
Cash Flow Statement
For The Year Ended December 31, 2006

Cash flow from operations:		
Net earnings	$	9,450
Adjustments to reconcile net earnings to net cash provided by operating activities		(0)
Changes in assets and liabilities		
Increase in fixed assets		(9,160)
Decrease in clearing account		849
Increase in accounts payable		880
Increase in good faith deposit		(318)
Increase in commission receivable		(2,054)
Partner contributions in excess of draw		0
Increase / <Decrease> in cash		(353)
Cash at beginning of year		13,422
Cash at end of year	$	13,069
		=======

Robert G. Peters, CPA   File No. 8-44141

V.B.C. Securities, LLC
Statement of Change in Financial Condition
For the Period January 1, 2006 to December 31, 2006

	12/31/2005	12/31/2006
Current assets	$ 104,433	$ 114,763
Current liabilities	(3,290)	(4,170)
Net working capital	$ 101,143	$ 110,593
	==========	==========

Net working capital - Jan. 1	$ 66,104	$ 101,143
Increase (Decrease) in capital Equity Jan. 1 - Dec. 31	35,000	0
Income for the period Jan. 1 - Dec. 31	39	9,450
Net working capital-Dec. 31	$ 101,143	$ 110,593
	==========	==========

V.B.C. Securities, LLC
Statement of Changes in Partnership Capital
For the Period January 1, 2006 through December 31, 2006

Capital January 1, 2006	$ 101,143
Net Income Jan. 1, 2006 through Dec. 31, 2006	9,450
Contributions from Jan. 1, 2006 thru Dec. 31, 2006	0
Drawings from Jan. 1, 2006 thru Dec. 31, 2006	$ 0
Capital December 31, 2006	$ 110,593
	==========

Robert G. Peters, CPA

V.B.C. Securities, LLC
Supplemental Notes
As at December 31, 2006

Note 1. For the period January 1, 2006 through December 31, 2006, there were no liabilities subordinated to claim of creditors.

Note 2. V.B.C. Securities, LLC net capital and its required net capital computed in accordance with the capital rule applicable to it and were calculated as at December 31, 2006 at a ratio of .041 to 1. Computed as follows:

Partnership Capital			$ 110,593
Less: Capital deductions			(9,160)
Net Capital before haircuts			$ 101,433
Less: Haircuts on securities:			
	Investment securities	$ 0	
	Undue concentration	0	
	Fail to receive	0	(0)
Net Capital			$ 101,433
Aggregated indebtedness			4,170
AI / NC			.041 to 1

Note 3. Formula for Determination of Reserve Requirement for Brokers and Dealers Under SEC Rule 15c3, V.B.C. Securities, LLC is entitled to exemption from this rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 4. There are no material differences with regard to computation of net capital under rule 15C3-3 between the corresponding unaudited most recent focus Part II filing and the audited annual statement.

V.B.C. Securities, LLC
Supplemental Notes
As at December 31, 2006

Note 5. No material inadequacies were found to exist in the accounting system, in the internal control, in the procedures for safeguarding securities and in the practices and procedures employed in complying with rule 17-A-13 and in the resolution of securities differences.

Note 6. Pursuant to rule 17-5 (f) (2), Robert G. Peters, CPA, 790 Bloomfield Avenue, Clifton, NJ 07012, has been selected as auditor on a continuing nature and providing for successive year audits, unless discontinued by either party in writing and with at least thirty days notice.

Note 7. I, Vincent S. Comperatore, Managing Member, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of V.B.C. Securities, LLC as at December 31, 2006, are true and correct. I further swear that neither the company or any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exception.

Vincent S. Comperatore

Maria Sniezek
Notary Public of the State of New Jersey
My commission expires February 22, 2011.

MSRB
Municipal Securities Rulemaking Board

MSRB NUMBER: A1399

STATEMENT

VBC Securities
MUNICIPAL BOND DEPARTMENT
P.O.BOX 166
CLIFTON NJ 07011

MSRB Rule A-13 requires payment within 30 days of the sending of the invoice. Non-payments will be referred to the appropriate regulatory agency.

DATE	DESCRIPTION	AMOUNT
10/1/2005	ANNUAL FEE FISCAL YEAR 2006	$300.00

Pd 10/7/05

	TOTAL:	$300.00

Return a copy of this statement with your payment.
Please put your MSRB NUMBER on your check.

CURRENT	30 DAYS	60 DAYS	90 DAYS
$300.00	$0.00	$0.00	$0.00

MSRB NUMBER: A1399 DATE: 9/30/2005

1900 Duke Street, Suite 600
Alexandria, VA 22314-3412
phone 703 797 6600

[redacted]

⑈005478⑈ ⑆031207607⑆ 8100253423⑈ ⑈0000030000⑈

ENDORSE HERE

DO NOT WRITE, STAMP OR SIGN BELOW THIS LINE
RESERVED FOR FINANCIAL INSTITUTION USE

SUNTRUST BLT 10112005
2757-665 051000020
4700437067

CREDIT TO WITHIN NAMED PAYEE
SUNTRUST BANK >063102152<
10-11-2005
6026329529

Security features on this document include: Chemically Sensitive Paper, Padlock Icon, Colored Paragraph, "Original Document" Screen and Microprint Borders.

2006 Preliminary Renewal Statement

CRD Number :	5407
Organization Name:	VBC SECURITIES, LLC
Balance As Of:	11/21/2005 1:09:43 AM

Contact:	VINCENT S. COMPERATORE
Contact Phone #:	973-365-1900
Statement Generated:	11/19/2005 8:58:34 AM

Summary	
CRD Charges	$3,905.00
IARD Charges	N/A
Branch Charges	N/A
Total Charges:	$3,905.00
Amount Due:	$3,905.00

PAYMENT IN FULL REQUIRED BY DECEMBER 14, 2005.

U.S. Mail and Express Delivery:

Make check payable to NASD; print and mail first page of this statement and submit with payment.

11 23 05
5526
3905.00

Send payment to:	
U.S. Mail	NASD, CRD-IARD P.O. Box 7777-W8705 Philadelphia, PA 19175-8705
Express Delivery	NASD, CRD-IARD W-8705 701 Market Street 199-3490 Philadelphia, PA 19106-1532

Web CRD/IARD E-Pay:

Submit an online Renewal payment by accessing the Web CRD/IARD E-Pay Application. In order for funds to be posted to your firm's RENEWAL Account by **DECEMBER 14, 2005**, payment must be submitted electronically, no later than 8:30 p.m. (ET), on December 12, 2005.

Combined statement for the following annual fees:

(1)	NASD 2006 Web CRD System Processing Fees
(2)	NASD and Jurisdiction 2006 Branch Office Fees
(3)	NYSE, AMEX, CBOE, ISE, PCX and PHLX 2006 Maintenance Fees for Registered Personnel
(4)	Jurisdiction 2006 Broker-Dealer and Agent Renewal Fees
(5)	Jurisdiction 2006 Investment Adviser Firm and Representative Renewal Fees

DO NOT ADJUST THIS STATEMENT:

⑈005529⑈ ⑆031207607⑆ 8100253423⑈ ⑈0000390500⑈

ENDORSE HERE

DO NOT WRITE, STAMP OR SIGN BELOW THIS LINE
RESERVED FOR FINANCIAL INSTITUTION USE

→0433-0344←
WHOLESALE LOCKBOX, CREDIT TO THE ACCOUNT OF WITHIN NAMED PAYEE ... OF ENDORSEMENT ... ACCEPTED

Security features on this document ... Sensitive Paper, Padlock Icon, ... "Original Document" Screen and ...

END